EXHIBIT 99.2

CONSENT OF TETRA TECH CANADA INC.

We hereby consent to the use of our name contained in the technical report Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, effective February 16, 2023, by Tetra Tech Canada Inc. and the reference as an expert incorporated by reference to the Company’s Registration Statements on Form S-8 (SEC File No.: 333-195120) and Form F-3 (SEC File Nos.: 333-226963 and 252081).

TETRA TECH CANADA INC.

Dated: February 27, 2023	By:	/s/ Hassan Ghaffari
Hassan Ghaffari, P.Eng.